Exhibit 2.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

This annual management’s discussion and analysis (“MD&A”) presents management’s discussion and analysis of the consolidated financial position of Ceres Global Ag Corp. (“Ceres” or the “Corporation”), the consolidated results of its operations, liquidity and capital resources, business risks and future outlook.  This MD&A should be read in conjunction with Ceres’ annual audited consolidated financial statements for the years ended March 31, 2014 and 2013, which are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Riverland Ag Corp. and Riverland Agriculture, Ltd. (collectively, “Riverland Ag”) represent Ceres’ largest investment and are wholly-owned subsidiaries of Ceres.  In discussing the annual results of operations, reference will be made to results on a consolidated basis and to results for Riverland Ag separately.

This MD&A has been prepared as of June 16, 2014.  Unless otherwise indicated, all dollar amounts are reported in Canadian dollars (“CAD”).  Additional information relating to Ceres, including the Corporation’s Annual Information Form for fiscal 2014, can be obtained on SEDAR at www.sedar.com.

FORWARD-LOOKING INFORMATION

This annual MD&A contains information that is “forward-looking information”, “forward-looking statements” and “future oriented financial information” (collectively herein referred to as “forward-looking statements”) within the meaning of applicable securities laws.  Forward-looking statements in this document may include, among others, statements regarding future operations and results, anticipated business prospects and financial performance of Ceres and its subsidiaries, expectations or projections about the future, strategies and goals for growth, expected and future cash flows, costs, planned capital expenditures, anticipated capital projects, construction and completion dates, including the plans, costs, timing and capital requirements for the development of the Northgate Commodities Logistics Centre (“NCLC”), operating and financial results, critical accounting estimates and the expected financial and operational consequences of future commitments.

Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “outlook”, “likely”, “probably”, “going forward”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes”, “may have implications” or similar words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”.  Forward-looking statements in this document are intended to provide Ceres’ shareholders and potential investors with information regarding Ceres and its subsidiaries, including Management’s assessment of future financial and operational plans and outlook for Ceres and its subsidiaries.

Forward-looking statements are based on the opinions and estimates of management at the date the information is made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Actual results or events may differ from those predicted in these forward-looking statements. All of the Corporation’s forward-looking statements are qualified by the assumptions that are stated or inherent therein, including the assumptions listed below. Although Ceres believes these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements.

Key assumptions have been made in connection with the forward-looking statements in this annual MD&A.  These assumptions include, but are not limited to, the following (in no particular order of importance):

-
The expected transition towards a more integrated North American grain commodity markets as a result of the deregulation and privatization of the Canadian Wheat Board, which has effectively dismantled the monopoly in marketing wheat crops in Canada enabling farmers to gain more direct access to the open market;

-	Volume and quality of grain held on-farm by producers in North America are expected to increase as a result of the opening up of the Canadian grain market;

-	No material change in the regulatory environment in Canada and the United States;

-	Supply and demand factors as well as the pricing environment for grains and other agricultural commodities;

-	Fluctuation of currency and interest rates;

-	General financial conditions for Western Canadian and American agricultural producers;

-	Market share that will be achieved by the Corporation;

-	Riverland Ag’s ability to maintain existing customer contracts and relationships;

-	Expected increase in the utilization of Riverland Ag’s facilities;

-	Continued compliance by Riverland Ag with its loan covenants;

-	The successful financing and completion of Northgate Commodities Logistics Centre (“NCLC”) and all required regulatory permits and approvals;

-	The ability of Riverland Ag to successfully plan, design, build and operate the Northgate grain elevator as well as its ability to realize the economic benefits resulting from the synergies with NCLC;

-	The successful internalization of Ceres’ management, processes and procedures;

-	Ceres’ ability to obtain financing on acceptable terms;

-	The successful negotiation of competitive rail freight agreements with Burlington Northern Santa Fe Railway (“BNSF”) at Northgate; and

-	The ability of Stewart Southern Railway Inc. (“SSR”) to continue its growth in grain and oil shipments by rail, without service disruption.

The preceding list is not exhaustive of all possible factors.  All factors should be considered carefully when making decisions with respect to Ceres.  Many such factors and events are not within the control of Ceres.  Factors that could cause actual results or events to differ materially from current expectations include, among others, risks related to weather, politics and governments, changes in environmental and other laws and regulations, competitive factors in agricultural, food processing and feed sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments, global and local economic conditions, the ability of Ceres to successfully implement strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Corporation’s assets, the availability and price of commodities, and the regulatory environment, processes and decisions.  Although Ceres has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results that are not anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information.

By its nature, forward-looking information is subject to various risks and uncertainties, including those risks discussed in other sections of this annual MD&A and in other filings and communications, any of which could cause Ceres’ actual results and experience to differ materially from the anticipated results or published expectations.  Additional information on these and other factors is available in the reports filed by Ceres with Canadian securities regulators.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date of this annual MD&A or otherwise, and not to use future-oriented information or financial outlooks for anything other than their intended purpose.  Ceres undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, change in management’s estimates or opinions, future events or otherwise, except as required by law.

CAUTIONARY STATEMENT AS TO NON-IFRS FINANCIAL MEASURES

Ceres provides a non-IFRS measure as supplementary information, which management believes is useful to users of this MD&A to explain Ceres’ financial results.  This non-IFRS measure is EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), which is not a standardized financial measure prescribed by IFRS.  However, management believes that most shareholders, creditors, other stakeholders and investment analysts benefit from using this performance measure in analyzing Ceres’ results. Ceres also uses this measure internally to monitor the Corporation’s performance.

In calculating EBITDA, Ceres also excludes its share of the net income (net loss) from investments in associates, the gain (loss) on sale of property, plant and equipment and the loss on impairment of assets held for sale. Ceres may calculate EBITDA differently than other companies; therefore, Ceres’ EBITDA may not be comparable to similar measures presented by other issuers.  Investors are cautioned that EBITDA should not be construed as an alternative to net income or net loss, or to other standardized financial measures determined in accordance with IFRS, and is not intended to represent cash flows or results of operations in accordance with IFRS.

OVERVIEWS

The following table represents an analysis of the components of Ceres’ equity attributable to shareholders as at year ended March, 31, 2014 and March 31, 2013 and reflects the value at which individual items are carried on Ceres’ balance sheet (in millions of Canadian dollars, except total equity attributable per share issued and outstanding):

	Notes	Year ended March 31,
		2014	2013
Cash and cash equivalents	1	$6.9	$18.8
Portfolio investments		$0.8	$6.5
Accounts receivable and sundry current assets		$1.5	$0.1
Investment in the SSR	2	$3.5	$2.8
Investment in land and capitalized costs in NCLC	3	$14.8	$5.0
Investment in Riverland Ag	4
Net working capital, net of assets held for sale and all debt	5	$39.9	$46.0
Assets held for sale	6	$18.2	-
Fixed assets, at net book value	7	$50.7	$66.0
Investment in Canterra Seeds Holdings, Ltd. (“Canterra”)	8	$1.2	$1.5
Total investment in Riverland Ag		$110.0	$113.5
Less: All (current) liabilities		$(3.5)	$(1.7)
Total equity attributable to Shareholders		$134.0	$144.9
Number of common shares issued and outstanding (in millions of shares)		14.2	14.3
Total equity attributable per share issued and outstanding		$9.44	$10.11

Notes:
1.	Cash and cash equivalents exclude cash held by subsidiaries.
2.	The SSR is 25% owned by Ceres and is accounted for using the equity method.
3.
The investment in NCLC represents an investment in approximately 1,300 acres of land in Saskatchewan and North Dakota, plus costs capitalized to date for the purposes of developing the site for the logistics hub.

4.
Ceres owns 100% of Riverland Ag and consolidates the accounts of Riverland Ag in the annual and interim financial statements.  In the foregoing analysis, the investment in Riverland Ag is accounted for using the equity method.

5.
The net working capital of Riverland Ag represents primarily the aggregate of owned inventory (marked to market), trade accounts receivable and amounts due from brokers, less all bank indebtedness.  The aggregate of other current assets is substantially offset by the aggregate of other liabilities.

6.	Represents land, buildings, silos/elevators, machinery and equipment and other assets held for sale for the Manitowoc, Wisconsin and Savage, Minnesota locations.
7.	Represents approximately 51 million bushels of storage space in 2014 (2013 - 52 million).
8.	Canterra is 25% owned by Riverland Ag and is accounted for using the equity method.

Ceres Global Ag Corp.

Ceres is a company currently focused on two primary businesses:

1.	Grain Storage, Handling and Merchandising - represented by Riverland Ag, a collection of North American commercial grain storage and handling assets; and

2.	Commodity Logistics - represented by (a) the SSR, a short-line rail company based in Southeastern Saskatchewan; and (b) NCLC, the proposed commodities logistics centre at Northgate.

Riverland Ag

Riverland Ag engages in cereal grain storage, customer-specific procurement and “process-ready” cleaning of specialty grains such as oats, barley, rye and durum wheat.  It offers a comprehensive range of services to its customers to help manage the risks associated with the price, quality, and availability of these critical food grains.

Riverland Ag owns and operates ten (10) grain storage and handling facilities in the American states of Minnesota, North Dakota, New York and Wisconsin, and the Canadian province of Ontario (See Subsequent Event).  Riverland Ag also manages two facilities in Wyoming on behalf of its customer-owner.  Riverland Ag’s facilities are strategically located, with excellent rail, truck and ship transportation logistics and close proximity to major grain-processing facilities in the United States.  Many of the grain storage facilities are located at deep-water ports in the Great Lakes and along the upper Mississippi River, allowing access for lakers and barges, and enabling the efficient global import and export of grains.

The majority of Riverland Ag’s facilities are qualified as ‘regular for delivery’ locations for certain futures contracts on the Minneapolis and Chicago exchanges, allowing Riverland Ag to earn carrying charges against grain stored for delivery to the exchanges by matching deliverable cash inventories with futures contracts.  This delivery mechanism helps to mitigate risk for Riverland Ag and it is an important component of its credit facilities, as it provides Riverland Ag with the option of delivering certain grain against futures contracts and enhances overall liquidity.

The majority of Riverland Ag’s current storage space is utilized to benefit from grain trading, arbitrage and merchandising opportunities.  Management determines which of Riverland Ag’s facilities to be employed for the storage or throughput of a particular grain shipment based on the source of the grain shipment, the elevator location relative to the end customer(s), the cost of logistics to transport the grain, and the availability of space in the intended elevator.

Riverland Ag focuses on the storage, handling, trading and merchandising of cereal grains with particular emphasis on wheat, oats, barley and rye.  In the case of wheat and oats, there are futures markets which it uses to hedge its inventories.  For barley and rye, where no futures markets exist, Riverland Ag stores the grain under contract with end users.

Grains purchased by Riverland Ag are primarily bought from third-party grain companies in the United States and Canada, although Riverland Ag has an ever-expanding direct-to-farmer purchase program that is expected to become increasingly important as the industry consolidates.

Grains are usually sold to grain processing and milling companies along with food and beverage companies and livestock-related businesses, as well as delivered into the futures markets.

The nature and location of Riverland Ag’s assets allow it to be flexible in different types of grain markets, but typically Riverland Ag has performed best in an environment of strong production, resulting in surplus grains that need to be stored, combined with a futures market in contango (as further described below.  The multiple inversions of the wheat and oats markets have posed significant challenges to Riverland Ag in the past two years.  In addition, the Dodd-Frank legislation in the United States significantly reduced futures market activities as financial institutions retreated from the sector.  This resulted in an excess in storage capacity at Riverland Ag, with corresponding low capacity utilization rates.   Riverland Ag responded to this market development by selling non-core assets and entering into strategic partnerships with key customers.  Going forward, management expects to continue the process of optimizing its grain elevator capacity and will likely pursue strategic partnerships and longer-term storage agreements with key cereal grain customers to raise capacity utilization and enhance profitability.  With the NCLC project, Riverland Ag also expects to: (i) gain access to key origination markets, such as Western Canada; (ii) implement its direct-from-farmer buying programs to purchase grain at wholesale prices; (iii) attract additional downstream customers which will translate to elevator utilization improvement;  and (iv) ultimately improve profit margin.

Historically, Riverland Ag made the majority of its revenues and profits from a ‘contango’ business model, in which it purchased grain inventories futures, earning a net carry charge that covered the costs of storage and interest, plus a profit margin.  During the period from 2010 to early 2012, this strategy was highly profitable, given the large crop surpluses, significant participation in the long futures markets by a variety of financial players and a widening benchmark storage rate.  Since that period, the market dynamics have changed substantially, with the financial players dropping out as counterparties in the futures market (driven primarily by provisions of the Dodd-Frank legislation in the United States), several crop years of production rebalancing grain market inventories and the more gradual than expected opening of the North American grain markets with the deregulation of the Canadian Wheat Board, such that the contango business model alone is no longer sufficiently profitable to generate sufficient returns on Riverland Ag’s invested capital.

In response to changing grain environment Riverland Ag’s Strategy focused on these platforms:

•	A merchandising trading deck matching customer demand with supply chain efficiencies

•	Maximizing carrying charges in commodities deliverable against futures where we are “regular” for delivery

•	Maximizing third-party storage income.

With the deregulation and privatization of the Canadian Wheat Board, management expects this to strengthen Riverland Ag’s position in the spring wheat delivery market. NCLC is strategically located to facilitate the southbound grain movement and as such can enhance Riverland Ag’s potential profitability.

The Stewart Southern Railway (“SSR”)

Ceres owns a 25% interest in the SSR, a 132 kilometre (82-mile) short-line railway that extends from Richardson, Saskatchewan (just southeast of Regina) to Stoughton, Saskatchewan.  The SSR was purchased in 2010 from Canadian Pacific Railway, with which the SSR has a five-year haulage agreement that runs through mid-2015.

Historically, the SSR only shipped grain and, in 2010 and 2011, was challenged by low local production caused by excessive moisture. In February 2012, the SSR began shipping oil from the Stoughton area and monthly volumes have grown steadily.  The Stoughton oil trans-loading facility now has a capacity of over 45,000 barrels per day (“bpd”) of production, and has become one of the largest crude oil by rail loading sites in Western Canada.

In April 2014, Crescent Point Energy opened a direct pipeline connection between its Viewfield storage complex and its Stoughton loading facility, enhancing the flows and reducing volume fluctuations caused by weather and local road bans.  In addition, the SSR has recently been successful in developing a rail car storage program for shippers, which has broadened its revenue and earnings profile.  Finally, with the strong 2013 harvest, sizeable grain volumes have returned to the SSR.  Management expects that the SSR will transport as many as 18,000 railcars in the 2014 fiscal year, up from just over 1,000 in SSR’s first year of operation. Having successfully absorbed this initial level of significant growth, the SSR is aggressively looking for increased shipment opportunities in oil, grain and other commodities.

The Northgate Commodities Logistics Centre (“NCLC”) in Saskatchewan

Ceres owns approximately 1,300 acres of land at Northgate, Saskatchewan and Northgate, North Dakota, where it is constructing a new commodity logistics centre that is designed to utilize high-efficiency rail loops, capable of handling unit trains of up to 120 railcars.  A grain handling and shipping facility is expected to be the initial focus, followed by an oil and natural gas supply logistics centre to facilitate exports from Saskatchewan’s and Western Canada’s energy sector, and a frac sand, pipe and cement unloading centre to bring these products in from the United States to service Western Canada’s energy drilling industry.

NCLC’s direct connection to the 32,000-mile BNSF network is expected to give shippers direct access to customers in 28 American states, to numerous Pacific and Gulf ports, and to Mexico, including over 45 crude-by-rail destinations.  Access to many other strategic interior locations in the Eastern U.S. and at Atlantic ports are also available through BNSF’s interline rail connections, providing new options to Canadian farmers and oil exporters.

Initially, Ceres intended to partner with a major U.S. based agricultural supply chain company to develop the grain facility at NCLC.  Following the completion of a comprehensive strategic review that was launched in September, 2013, Ceres decided to continue the development of the grain facility at NCLC without the involvement of a partner.  Accordingly, in January 2014, Ceres terminated its arrangements and ongoing discussions with the proposed partner and announced the following plans with respect to NCLC:

•
To complete the remaining site preparation and the installation of rail and associated infrastructure for NCLC to allow manifest and unit trains to cross the border into Canada and to facilitate the transloading of agricultural, petroleum and other bulk commodity products;

•	To use its 100% owned subsidiary, Riverland Ag, to bring in-house the design and development of the proposed grain facility at NCLC; and

•
To spend up to an additional $15.2 million of capital during the 2014 construction season for the planning and design of the grain facility and the planning, design and initial construction of the oil and natural gas liquids transload facilities at NCLC.

As at March 31, 2014, Ceres has incurred $14.8 million of capital costs (2013 - $5.0 million) for the Canadian portion of NCLC, including land acquisition costs, environmental costs, mass grading and site preparation costs and initial rail costs.  Ceres proposes to finance the remaining NCLC site development and construction costs with a combination of cash flows from operations, proceeds from the sale of selected non-core assets debt and equity financing.

The fully-completed grain facility at NCLC is expected to include a 2.2 million bushel high-speed shuttle grain loading facility capable of loading a unit train of 120 railcars within 12 hours to be operated by Riverland Ag and to provide substantial grain origination opportunities and have significant synergies with the remaining Riverland Ag assets.  The Northgate elevator is expected to become a significant contributor to Riverland Ag, both as a Canadian-based originator of cereal grains from Western Canada, direct from farmers, and as a feeder to the downstream improvement of Riverland Ag’s existing storage assets.  Management expects that the Northgate elevator will serve as a powerful catalyst to accelerate the repositioning and turnaround of Riverland Ag, as well as serve as the linchpin of the Northgate Commodity Logistics Centre. At full capacity, management believes that the NCLC will significantly enhance the profitability of Riverland Ag by lowering grain purchase costs, increasing throughput and inventory turns, and improving capacity utilization.

To take advantage of the current logistics bottleneck and the upcoming harvest, the Corporation expects to install a temporary grain transloading facility over the summer so that grain can be shipped in the fall of 2014, while the permanent elevator is under construction.  This temporary facility is expected to be able to load up to 72 grain car loads per week, serviced by the BNSF’s manifest local service 2-3 times per week.

Significant upgrades made by the BNSF to its network on the U.S. side of the border, required to support the NCLC, have neared completion with the rail and bed in place, and recently connected to the Canadian side of the project.  Currently, site preparation grading at NCLC is 80% completed and Ceres has installed 1,150 metres out of anticipated 12,552 metres of rail track running north from the Canada-U.S. border into the site.  Construction of the remaining site infrastructure and rail is expected to continue over the summer, with track completion expected in early fall, 2014.  In February 2014, the Corporation received approval from Canadian and US customs authorities on the border crossing with the tracks connected across the border in early May 2014. The timing for initial rail shipments and the overall completion of the NCLC transloading project will depend on the Corporation obtaining appropriate financing.

SUMMARY OF SELECTED ANNUAL FINANCIAL INFORMATION

The following table summarizes selected annual financial information in accordance with International Financial Reporting Standards (“IFRS”), in Canadian dollars, being the presentation and functional currency of the Corporation).  Details concerning prior quarterly results may be found in the respective interim or annual financial statements and MD&As.

in millions, except per share data	2014		2013		2012

Total revenues		$232.4		$223.1		$184.4

Gross profit		$4.4		$2.0		$16.0

Net loss		$(19.3)		$(11.5)		$(3.8)

Basic and diluted loss per share		$(1.4)		$(0.8)		$(0.3)

Total assets		$232.2		$296.2		$292.4

Total non-current financial liabilities (including current portion)	$	Nil	$	Nil		$47.8

Distributions or cash dividends declared per common share	$	Nil	$	Nil	$	Nil

Net loss of $19.3 million (2013 – net loss of $11.5) includes a one-time charge of $6.6 million from the termination of the Management Agreement with Front Street Capital.

RESULTS OF OPERATIONS FOR THE YEAR AND THE QUARTER ENDED MARCH 31, 2014

Through Riverland Ag, Ceres is principally involved in an agricultural commodity-based business, in which changes in selling prices generally move in relation to changes in purchase prices. Therefore, increases or decreases in prices of the agricultural commodities that the business deals in will have a relatively equal impact on sales and cost of sales and a minimal impact on gross profit. Accordingly, management believes it is more important to focus on changes in gross profit than it is to focus on changes in revenue dollars.

Revenues and Gross Profit

For the year ended March 31, 2014, revenues totalled $232.4 million (2013 - $223.1 million) and gross profit was $4.4 million (2013 - $2.0 million). For the year ended March 31, 2014, gross profit margin was 1.9% (2013 - 0.9%).  The increase in gross profit of $2.4 million is primarily attributable to increased merchandising gains that included appreciation in basis levels across a number of the cereal grains as a result of strong end-user demand that was not being fulfilled due to logistical issues throughout North America.

For the quarter ended March 31, 2014, revenues were $33.5 million (2013 - $60.4 million) and gross profit was $3.7 million (2013 - $2.0 million).  Gross profit margin for the period was 11.0% (2013 - 3.2%).  The increase in gross profit margin for the quarter, compared to the same quarter in the prior year, is attributable to increased trading margins and the appreciation in the basis of spring wheat coupled with increased storage and rental income.  Earnings from operations and the gross profit margin were still lower in this quarter compared to past historical levels due to depressed carrying charges in cereal grains.

For the quarter ended March 31, 2014, the income from operations was $1.4 million (2013 – operating loss of $0.8 million), an increase of $0.6 million compared to the same period last year.  This was driven by an increase in merchandising gains along with a slight increase in carrying charges across most of the different varieties of wheat.

General and Administrative Expenses

For the year ended March 31, 2014, general and administrative expenses totalled $17.2 million (2013 - $10.6 million), representing an increase of $6.6 million for the year compared to the year ended March 31, 2013.  This increase in general and administrative expenses includes the following one-time charges recognized in the year ended March 31, 2014:

a)	The management transition payment of $5.0 million on October 1, 2013 to Front Street Capital;

b)	A provision of $1.0 million for contingent future additional payments to Front Street Capital totaling up to $2.0 million; and

c)	Expenses of $0.6 million associated with the negotiation of the early termination of the management agreement with Front Street Capital.

In addition, legal, consulting, and other expenses of $1.5 million related to corporate initiatives concerning primarily the NCLC were also charged to general and administrative expenses.

For Q4 2014, consolidated general and administrative expenses totalled $1.3 million (Q4 2013 - $3.0 million), representing a decrease of $1.7 million.  For the quarter ended March 31, 2014, on-going general and administrative expenses for Ceres at the corporate level totalled approximately $1.0 million.

Finance Income (Loss)

Finance income (loss) for the years ended March 31, 2014 and 2013 and the three-month periods then ended are summarized as follows:

	3 months		12 months
in millions, except per share data	2014	2013	2014	2013

Interest and other revenues	$0.0	$0.0	$0.0	$0.0
Realized loss on sale of investments	0.0	(0.0)	(3.0)	(0.0)
Realized loss on currency-hedging transactions	0.0	(0.6)	(0.5)	(0.3)
Realized and unrealized (loss) gain on foreign exchange	(0.0)	0.0	0.0	0.0
Change in fair value of investments	(0.0)	(1.5)	0.5	(4.4)
	$(0.0)	$(2.1)	$(2.9)	$(4.7)

Realized loss on the sale of non-core investments for the year ended March 31, 2014 was $2.9 million (2013 - $4.7 million) as Ceres sold its holdings in EcoSynthetix Inc. and Potash Ridge Corporation for a loss of $1.7 million and $1.3 million, respectively, consistent with the Corporation’s strategic plan to sell non-core assets to fund its NCLC project. The Corporation continues to evaluate the timing of the sale of its one remaining portfolio investment and is expected to make a decision during the coming fiscal year. Changes in realized and unrealized gains and losses for foreign exchange, currency-hedging and fair value of investments reflect fluctuations in the currency and equity markets.

Finance loss for the three months ended March 31, 2014 was $0.03 million (2013 - $2.1 million) as a result of a reduced level of activities and investment holdings.

Finance Expenses

For the years and the quarters ended March 31, 2014 and 2013, finance expenses all related to Riverland Ag and included interest on short-term and long-term debt plus the amortization of related financing transaction costs and an early payment penalty on long-term debt.  For the year ended March 31, 2014, finance expenses totalled $4.7 million (2013 - $11.6 million).  For the fourth quarter ended March 31, 2014, finance expenses were $1.1 million (2013 - $1.9 million).

The decreases in finance expenses for the year ended March 31, 2014 and for Q4 2014 reflect:

•
The repayment in full on December 17, 2012 of the balance of long-term debt then owing, the one-time charge in that quarter (Q3 2013) for the early debt repayment penalty of $2.5 million and the related amortization of the remaining unamortized financing costs of $0.3 million;

•
A decrease in the total amount of borrowings during the year ended March 31, 2014 compared to the year ended March 31, 2013, which is due to a decrease in grain inventories owned throughout the year and a reduction in overall grain prices during the period.  As at March 31, 2014, inventories totalled $113.3 million (2013 - $164.8 million) and the aggregate of bank indebtedness and repurchase obligations as at that date was $87.7 million (2013 - $143.5 million); and

•	A lower interest rate on the short-term borrowing facility compared to the previous long-term debt facility.

EBITDA

The following table is a reconciliation of EBITDA for Ceres on a consolidated basis and for Riverland Ag for the year ended March 31, 2014 and 2013:

EBITDA (in millions of dollars)		12 months, 2014		12 months, 2013
Periods ended March 31, 2014		Consolidated	Riverland Ag	Consolidated	Riverland Ag
Net income (loss) for the period		$(19.3)	$(4.9)	$(11.5)	$(2.4)
Add (deduct):	finance expenses	4.7	4.7	11.6	11.6
	income taxes expense (recovery)	(1.3)	(1.3)	(2.6)	(2.6)
	depreciation on property, plant and equipment	3.0	3.0	2.9	2.9
EBITDA before gain on sale of property, plant and equipment, loss on impairment of assets held for sale and share of (net income) net loss in associates		(12.9)	1.5	0.5	9.6
Add (deduct):	gain on sale of property, plant and equipment	(0.2)	(0.2)	(9.6)	(9.6)
	loss on impairment of assets held for sale	0.8	0.8	-	-
	share of net (income) loss in associates	(0.5)	0.4	(1.2)	(0.0)
EBITDA		$(12.8)	$2.4	$(10.3)	$(0.1)

Riverland Ag’s EBITDA for the year ending March 31, 2014 was $2.4 million (2013 – ($0.1) million) representing an increase of $2.5 million.   This increase in EBITDA is attributable to an increase in trading gains due to basis appreciation in spring wheat coupled with slight reduction in operating costs at the facilities, which are captured in cost of sales.

The consolidated EBITDA loss for the year ended March 31, 2014 was significantly affected by the additional one-time changes to general and administrative expenses totaling $6.6 million as discussed above under “General and Administrative Expenses”.

The following table is a reconciliation of EBITDA for Ceres on a consolidated basis and for Riverland Ag for the three-month periods ended March 31, 2014 and 2013:

EBITDA (in millions of dollars)		3 months, 2014		3 months, 2013
Periods ended March 31		Consolidated	Riverland Ag	Consolidated	Riverland Ag
Net income (loss) for the period		$0.4	$(0.3)	$0.8	$3.8
Add (deduct):	finance expenses	1.1	1.1	1.9	1.9
	income taxes expense (recovery)	(0.1)	(0.1)	4.0	4.0
	depreciation on property, plant and equipment	0.8	0.8	0.7	0.7
EBITDA before gain on sale of property, plant and equipment, loss on impairment of assets held for sale and share of (net income) net loss in associates		2.2	1.6	7.4	10.5
Add (deduct):	gain on sale of property, plant and equipment	(0.0)	(0.0)	(9.7)	(9.7)
	loss on impairment of assets held for sale	0.8	0.8	-	-
	share of net (income) loss in associates	0.2	0.4	(0.2)	0.2
EBITDA		$3.1	$2.7	$(2.5)	$1.0

Consolidated net loss includes Finance income (loss) which consists primarily of realized losses on the sale of portfolio investments, realized gains and losses on currency-hedging transactions, realized and unrealized gains and losses on foreign exchange and the unrealized gains and losses in the fair value of portfolio investments.  For the quarter ended March 31, 2014, consolidated net loss includes finance loss of $0.03 million (2013 - $2.1 million).  Excluding the effect of the finance loss for the quarter ended March 31, 2014, adjusted consolidated EBITDA would have been income of $3.1 million (2013 - loss of $0.4 million).  Fluctuations in this adjusted consolidated EBITDA reflect changes in the equity and currency markets.

SUMMARY OF SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected financial information for each of the last eight (8) fiscal quarters ended March 31, 2014:

	3 months	3 months	3 months	3 months	3 months	3 months	3 months	3 months
Reporting dates	2014-03-31	2013-12-31	2013-09-30	2013-06-30	2013-03-31	2012-12-31	2012-09-30	2012-06-30
(in millions except per share)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013

Revenues	$33.5	$54.8	$74.4	$69.7	$60.4	$84.6	$35.1	$42.9
Gross profit (loss)	$3.7	$0.1	$2.6	$(2.1)	$2.0	$(2.4)	$1.1	$1.4
Loss from operations	$2.4	$(1.3)	$(8.9)	$(5.0)	$(1.0)	$(5.0)	$(1.5)	$(1.0)
Net income (loss)	$0.4	$(2.1)	$(11.7)	$(5.8)	$0.8	$(7.1)	$(1.1)	$(4.0)
Weighted-average number of common shares for the quarter	14.2	14.2	14.3	14.3	14.3	14.3	14.4	14.5
Basic and fully diluted earnings (loss) per share	$0.03	$(0.15)	$(0.82)	$(0.41)	$0.06	$(0.50)	$(0.08)	$(0.28)
EBITDA, consolidated	$3.1	$(1.6)	$(10.2)	$(4.1)	$(2.5)	$(5.3)	$0.1	$(2.6)
EBITDA per share, consolidated	$0.22	$(0.12)	$(0.71)	$(0.28)	$(0.17)	$(0.37)	$0.01	$(0.18)
EBITDA, Riverland Ag	$2.7	$(0.3)	$2.3	$(2.3)	$1.0	$(2.9)	$0.7	$1.1
EBITDA per share, Riverland Ag	$0.19	$(0.02)	$0.16	$(0.16)	$0.07	$(0.20)	$0.05	$0.08
Cash and portfolio investments,net of shorts and options, as at reporting date	$12.9	$7.3	$15.9	$24.1	$26.9	$29.8	$34.0	$35.4
Shareholders' equity, as at reporting date	$134.1	$129.3	$128.0	$142.8	$144.9	$141.8	$147.7	$153.4
Shareholders' equity per common share, as at reporting date	$9.44	$9.10	$9.00	$9.96	$10.11	$9.89	$0.01	$0.01

The following comments relate to certain variances reported in selected line items above:

Revenues: As a commercial commodities storage business, revenues may vary from quarter to quarter.  The Corporation has the flexibility to be opportunistic in its decision to sell, or may make delivery sales in certain markets.  The large increase in sales in Q3 2013 was attributable to large quantities of certain grains delivered on futures contracts in December 2012.  The larger volumes of sales in Q1 2014 and Q2 2014 were attributable to continued selling of grain inventories along with large amounts of spring wheat being delivered in the market.  Revenues were lower in Q4 2014 due to less grain bushels sold in the cash market and no bushels delivered against futures contracts.

Gross profit / Income from operations: The increase in gross profit in Q4 2014 was attributable to trading gains driven by basis appreciation in spring wheat along with slight increases in storage and rental income.  The increase in gross profit in Q3 2014 compared to Q3 2013 reflects merchandising grains attributable to basis appreciation on certain inventories, coupled with a slight increase in carrying income and the one-time loss of $2.4 million incurred in Q3 2013 on the deliveries of certain grains against December 2012 futures contracts as part of management’s strategic decision as discussed in paragraphs above.  Gross profit may vary from quarter to quarter depending on gains from trading, carrying income and basis income against changing inventory levels, as discussed above under “Revenues and Gross Profit”.

BUSINESS REVIEW – RIVERLAND AG

Riverland Ag is principally involved in an agricultural commodity-based business, in which changes in selling prices generally move in relation to changes in purchase prices. Therefore, increases or decreases in prices of the agricultural commodities that the business deals in are expected to have a relatively equal impact on sales and cost of sales and a minimal impact on gross profit. Accordingly, management believes it is more important to focus on changes in gross profit than it is to focus on changes in revenue dollars.

For the year ended March 31, 2014, revenues totaled $232.4 million (2013 - $223.1 million) and gross profit was $4.4 million (2013 - $2.0 million).  Gross profit margin for the year ended March 31, 2014 was 1.9% (2013 - 0.9%).

For the quarter ended March 31, 2014, revenues were $33.5 million (2013 - $60.4 million) and gross profit was $3.7 million (2013 - $2.0 million).  The gross profit margin for the quarter ended March 31, 2014 was 11.0% (2013 - 3.2%).  The increase in gross profit margin for the quarter, compared to the same quarter in the prior year, was attributable to: (i) trading gains in spring wheat; (ii) increased inventory value during the quarter; and (iii) bushels sold during the quarter at basis levels that were at a premium to their carrying value.

Furthermore, improved results for Riverland Ag in Q4 2014 were driven by four primary factors:

•	An increase in the realized and unrealized trading gains in spring wheat, which was driven by an appreciation of the basis levels throughout the fourth quarter;

•
A slight increase in storage and rental income, which was due to an increase in the quantity of bushels stored and handled in-and-out of Riverland Ag’s facilities during the quarter for third-party storage customers;

•
An increase in rail freight trading margin, which consisted of Riverland Ag selling rail certificates of transportation (“COTs”) to counterparties at a premium compared to the levels at which the COTs were acquired. This appreciation of COT premiums during the quarter was attributable to the rail gridlock and rail car shortage throughout North America; and

•	A reduction in Riverland Ag’s operating expense during the quarter, which is captured within cost of sales.

There has been rail gridlock on both sides of the Canadian/U.S. border, in particular on the Canadian side.  Accordingly, the transport of harvested crops has been significantly slowed down this year compared to previous periods.  This grain logistics gridlock has particularly affected cereal grains and those shippers that normally do not ship in unit trains.  This allowed Riverland Ag to hold and to sell its grain inventories at a strong premium relative to the futures price of the grain, which generated merchandising gains.  It also widened the basis for many of Riverland Ag’s core cereal grains, generating basis gains that were primarily taken into income in the fourth quarter.  Basis gains are generally higher in Q3 and Q4 as the harvest season creates a logistic bottleneck which will be restored to normal in Q1 and Q2 typical of the seasonality of the grain business,

With the privatization of the Canadian Wheat Board, Canada continues to transition into an open market for wheat and barley.  However, this transition has been slower than originally expected, as farmers have been reluctant to move wheat off the farm in the quantities originally anticipated in the past.  The current rail logistics gridlock and the railcar shortage throughout North America, and particularly in Canada, further aggravates and delays the process.  Management believes this makes Ceres’ proposed grain facility at NCLC as an origination strategy very attractive as it is expected to facilitate alleviating congestion with a unique rail opportunity with BNSF.

Despite a stronger than normal harvest throughout Canada and the Dakotas and some movement of wheat throughout the Dakotas early in the harvest year, the movement of wheat in North America has faced rail logistics challenges.  The supply of railcars is not meeting the demand of wheat that needs to be moved.  This has contributed to the delay of the movement of this year’s harvested wheat and other North American grains.  While this delay has contributed to some lost opportunity, Riverland Ag has capitalized on the logistical gridlock by (1) capturing margins on trading COTs, as noted above; and (2) capturing significant basis gains on increased prices for spring wheat inventories on hand.

As one of the largest independent grain companies, with over 50 million bushels of storage located in the Upper Lakes and Mississippi River area strategically close to the Canadian border, Riverland Ag is in a unique position to benefit from the structural changes occurring in the North American markets.

BUSINESS REVIEW – The Stewart Southern Railway Inc. (“SSR”)

Ceres has a 25% investment in the SSR, which is a short-line railway operating in southeastern Saskatchewan.  The SSR continued its impressive movement of oil and transported an average of approximately 28,000 barrels of oil per day for the quarter ended March 31, 2014 compared to 30,000 barrels per day for the quarter ended December 31, 2013 and 24,000 barrels per day for the quarter ended September 30, 2013.  The SSR continued to see a meaningful movement of grain shipments, shipping 265 grain cars during the quarter.

For the year ended March 31, 2014, Ceres’ share of SSR’s net income was $0.8 million (2013 -$1.2 million).  Except for the effect of the one-time non-cash charge in SSR’s accounts that was recognized by Ceres’ in Q2 2014 (Ceres’ share of which was approximately $0.3 million), the fiscal year figures are generally comparable and continue to show strength in the operations of the SSR. In addition, during the 12-month period ended March 31, 2014, the SSR repaid all of its shareholder loans and declared its first dividend.  Ceres’ original investment in the SSR in December 2010 was $1.7 million for its 25 % interest.  Since its acquisition, Ceres’ investment in the SSR has increased by $1.8 million, representing an increase of 105.4% over 39 months.

With the benefit of its location in Saskatchewan, and in particular in and around the oil exploration activity around Stoughton, management believes that the SSR is well-positioned to take advantage of significant growth opportunities in agriculture, energy production and energy exploration inputs.

FINANCIAL POSITION AS AT MARCH 31, 2014

Portfolio investments and cash on hand

The following is a summary of the portfolio investments and cash on hand as at March 31, 2014 and 2013:

(in millions of dollars)	2014	2013

Portfolio investments, at fair value	$0.8	$6.5
Cash	$12.0	$20.4

Portfolio investments

As at March 31, 2014, the percentage of the fair value of the portfolio invested in public companies was nil% (2013 – 62.9%) of the total portfolio, and that of private companies was 100% (2013 - 37.1%).  Nonetheless, as at March 31, 2014, 0.6% (2013 – 1.2%) of shareholders’ equity was represented by portfolio investments in private companies.  As at March 31, 2014, Nil% (2013 – 3.3%) of shareholders’ equity was invested in equity instruments of publicly traded companies located in Canada.

Ceres’ undertook a strategic review process in 2013 and determined that its portfolio investments were non-core assets and should be liquidated to raise cash that could be better invested in Ceres’ core businesses.  Thus, during the quarter ended December 31, 2013, Ceres sold its investment in EcoSynthetix Inc. for proceeds of $3.0 million, realizing a loss of $1.7 million, and its investment in Potash Ridge Corporation for proceeds of $0.23 million, realizing a loss of $1.3 million.  During the quarter and the year ended March 31, 2013, the only portfolio sale was a small portion of the investment in Potash Ridge Corporation for proceeds of $0.04 million, for which the realized loss was $0.02 million.  For the year ended March 31, 2014, the unrealized increase in the fair value of the portfolio investments represented the reversal of previously recognized unrealized losses in the investments in EcoSynthetix Inc. and Potash Ridge Corporation of $1.4 million, partially offset by an increase in the unrealized loss on the investment in Ocean Harvest Technology (Canada) Inc. of $0.8 million.

As part of the Corporation’s strategy to manage its risks and minimize its exposure to securities and assets denominated in foreign currencies, the Corporation has from time to time, in the recent past, committed to certain forward foreign exchange contracts.  As at March 31, 2014, the Corporation had no commitment to any forward foreign exchange contract (2013 - forward foreign exchange contract for US$30 million, term of 34 days).  The Corporation will continue to assess its foreign exchange exposure and may enter into foreign exchange contracts if needed.

Effects of changes in the rate of foreign exchange

As at March 31, 2014, for accounting purposes, Ceres’ investment in the net assets of Riverland Ag was US$95.0 million.  During the year then ended, the Canadian dollars became weaker against the United States dollars (“USD”) by 8.8% (2013 – 1.9%).  This change is the primary cause of the gain on translation of foreign currency accounts of foreign operations in the amount of $9.4 million (2013 - $2.0 million) reported as other comprehensive gain in the consolidated statement of comprehensive income (loss) for the year ended March 31, 2014.

Riverland Ag’s reporting and functional currency is the USD. Riverland Ag has no assets or liabilities denominated in currencies other than USD. Therefore, it is not directly exposed to currency risk in its normal operations. Currency risk related to the accounts of Riverland Ag relates primarily to the translation of its USD accounts into CAD for the purposes of the consolidated financial reporting of the Corporation. Adjustments related to the translation of Riverland Ag’s USD assets and liabilities are included as other comprehensive income (loss) and have no effect on the determination of consolidated net income or loss of Ceres for an interim or annual reporting period.

Furthermore Ceres may commit to a forward foreign exchange contract to manage exposure to changes in the CAD/USD exchange rate. Management monitors changes in foreign exchange rates on an ongoing basis and considers appropriate strategies and actions related to the assets and accounts of Riverland Ag and to Ceres’ direct exposure to changes in the USD, as and when the need arises.

Other assets and liabilities

As at March 31, 2014, the consolidated balance sheet reflects changes in the assets and liabilities of the Corporation since March 31, 2013. During the year ended March 31, 2014, total assets decreased by approximately $64.0 million, caused primarily by the following increases (decreases), in millions of dollars:

Cash and portfolio investments	$(14.1)
Trade accounts receivables	$(6.5)
Inventories	$(51.4)
Assets held for sale	$18.2
Other current assets	$(5.0)
Investments in associates	$0.3
Investment property	$9.8
Property, Plant and equipment	$(15.3)

The decrease in trade accounts receivable reflects the decrease in revenues during the quarter ended March 31, 2014.  The decrease in inventories reflects primarily the reduction in bushels owned by Riverland Ag, and secondarily the decreases in commodity prices compared to last year.  The increase in the assets held for sale reflects the reclassification of property, plant and equipment at the Manitowoc and Savage facilities being actively marketed for sale.  The increase in investment property reflects additional development and other costs capitalized to NCLC during the year.  The decrease in property, plant and equipment reflects the following factors:  (i) the reclassification as assets held for sale of the facilities at Manitowoc; (ii) the disposal of certain assets during the year; (iii) the effects of depreciation expense, all of which are net of the effects of a weaker CAD used to translate accounts of Riverland Ag from USD; and (iv) the cost of acquiring certain assets.

During the year ended March 31, 2014, total liabilities decreased by $53.3 million (35.2%) in the value of total liabilities since March 31, 2013.  The decrease in liabilities reflects primarily the reduction of the aggregate of short-term credit facility liabilities, which decreased by $55.8 million.  The reduction in credit facility liability balances during the year is attributable primarily to Riverland Ag reducing its inventories by $51.4 million and a reduction in cash and portfolio investment balances of $14.1 million since March 31, 2013.

LIQUIDITY AND CAPITAL RESOURCES

Following Ceres’ acquisition of Riverland Ag in June 2010, Ceres began an orderly liquidation of its investment portfolio to generate cash to support the growth of Riverland Ag and to invest in other agricultural industry-related businesses. As at March 31, 2014, Ceres had $12.0 million (2013 - $20.4 million) of cash available and approximately $0.8 million (2013 - $6.5 million) invested in minority positions in several private companies. Ceres continues to monitor market opportunities and plans to complete the process of liquidating its remaining non-core portfolio investments.

The Corporation’s cash requirements include operating costs at the corporate level, funding the growth of Riverland Ag and the build out of NCLC.  Cash and portfolio investments, as well as cash flows generated by Riverland Ag’s operations and the divestiture of Riverland Ag’s non-core assets are available to support the continued growth of Riverland Ag and NCLC.  These investment activities may also be supplemented by other alternative financing.

Working Capital

Ceres’ working capital, defined as current assets excluding current assets held for sale less current liabilities.  At March 31, 2014, working capital of the Corporation was $45.6 million (2013 - $69.4), a decrease of $23.8 million over March 31, 2013.  The decrease in working capital is primarily due to:

1.	Decrease in bank debt of $44.6 million. Bank indebtedness was $71.7 million on March 31, 2014 (2013 - $116.3 million).
2.	Decrease in repurchase obligations of $11.2 million. Repurchase obligation on March 31, 2014 was $15.9 million (2013 - $27.1 million).
3.	Decrease in cash and due from brokers of $8.4 million and $7.3 million, respectively.

The above decrease in working capital was offset primarily by:

1.	Reduction in inventory for debt repayment. Inventory at March 31, 2014 was $113.3 million (2013 - $164.8 million), a decrease of $51.5 million.
2.	Decrease in cash of $8.4 million. Cash balance at March 31, 2014 was $12.0 million (2013 - $20.4 million)
3.	Decrease in value of portfolio investment partly as a result of the sale of non-core portfolio investments resulting in proceeds of $3.2 million.
4.	Decrease in accounts receivable of $6.4 million. Accounts receivable on March 31, 2014 was $6.8 million (2013 – $13.2 million).

Credit Facility

As at March 31, 2014, Riverland Ag had the following short-term credit facility:

On March 28, 2014, Riverland Ag entered into a syndicated uncommitted US$120,000,000, 364-day revolving credit agreement, bearing interest at LIBOR plus 2.875% with interest calculated and paid monthly.  Amounts under the credit agreement that remain undrawn are not subject to a commitment fee.  The credit agreement is subject to borrowing base limitations.  The credit facility is secured by predominantly all assets of Riverland Ag, including cash and Riverland Ag’s Duluth Storage facility but excluding other property, plant and equipment.  Obligations under this facility are guaranteed by Ceres Canada Holding Corp., Ceres U.S. Holding Corp., and Riverland Canada.  As at March 31, 2014, the balance payable by Riverland Ag on this uncommitted revolving credit line (excluding the effect of unamortized financing costs) was US$65 million ($71.9 million) (2013 - under the former committed facility described in the following paragraph: US$115 million ($116.8 million)).

Prior to March 28, 2014, Riverland Ag had a syndicated committed facility of up to US$180 million, under a two-year revolving credit agreement, which was also subject to borrowing base limitations and secured by predominantly all assets of Riverland Ag, including cash but excluding property, plant and equipment.  This facility was renewed on July 31, 2012 for an additional two years.  Commencing on that date, interest was calculated at LIBOR plus 3.75%, calculated and paid monthly and certain covenants were modified.  Prior thereto, borrowings were subject to interest at LIBOR plus 4.00%, calculated and paid monthly.

As at March 31, 2014 and 2013, Riverland Ag was in compliance with all debt covenants concerning its short-term credit facilities.

During the year ended March 31, 2013 (on December 17, 2012), Riverland Ag repaid all of its then outstanding term notes payable to Great Western Bank (“GWB”). The amount of principal then repaid was US$44.6 million ($43.9 million).  On repayment, Riverland Ag also paid an early debt repayment penalty of US$2.5 million ($2.5 million) and amortized the full amount of the remaining unamortized financing costs of US$0.3 million ($0.3 million) related to long-term debt.  The debt repayment penalty amount and the amortization of the long-term debt financing costs are included in finance expenses for the year ended March 31, 2013.

Riverland Ag used its short-term credit facility to finance the full repayment of the long-term debt loans payable.  For the period from July 31, 2012 to March 27, 2014, the short-term credit facility carried interest at the annual rate of LIBOR plus 3.75%.  In the quarter ended March 31, 2013 and throughout the year ended March 31, 2014, Riverland Ag realized savings resulting from the reduced interest costs related to borrowings on the amount formerly financed by long-term debt (which carried interest at rates ranging from 5.35% to 6.60%).  The payback period on the early debt repayment penalty is expected to be approximately 18 months.

Equity Financing

As discussed in the following paragraphs, except for additional warrants issued by Ceres on the acquisition of Riverland Ag, the 2011-2012 NCIB (as defined below), the 2013-2014 NCIB (as defined below) and the Deferred Share Units (as defined below), there has been no change in the authorized capital of Ceres since March 31, 2008.

On June 11, 2010, and as part of the consideration paid for the acquisition of Riverland Ag, Ceres issued 2,904,889 common shares at their quoted price of $5.99 each for consideration of $17.4 million, and 150,000 common share purchase warrants valued at $1.35 each for consideration of $0.2 million.  These common share purchase warrants were exercisable at any time prior to the third anniversary of the closing date of the acquisition at an exercise price of $10.40 each.  From the date of their issuance to the date of their expiration on June 11, 2013, no warrants were exercised.  On the expiration of these warrants, Ceres allocated the aggregate stated capital value of the warrants of $0.2 million to contributed surplus.  As at March 31, 2014 and 2013, no stock options were outstanding.  No stock options were granted during the three-month and twelve-month periods ended March 31, 2014 and during the year ended March 31, 2013.

On October 13, 2011, Ceres announced a normal course issuer bid commencing on October 17 (“the 2011-2012 NCIB”).  For the period from April 1, 2012 to October 16, 2012, Ceres purchased 246,600 common shares under the 2011-2012 NCIB for an aggregate consideration of $1.6 million. The stated capital value of these repurchased shares was $2.4 million. The excess of the stated capital value of the repurchased shares over the cost thereof, being $0.8 million, has been allocated to retained earnings in the year ended March 31, 2013.

On July 9, 2013, Ceres announced a normal course issuer bid commencing on July 11 (“the 2013-2014 NCIB”).  For the period from July 11, 2013 to March 31, 2014, Ceres purchased 126,020 common shares under the 2013-2014 NCIB for an aggregate consideration of $1 million. The stated capital value of these repurchased shares was $1.2 million. The excess of the stated capital value of the repurchased shares over the cost thereof, being $0.2 million, has been allocated to retained earnings in the year ended March 31, 2014.

Effective January 1, 2014, Ceres has a directors’ Deferred Share Unit Plan, whereby deferred share units (“DSU”) are issued to eligible directors, in lieu of cash, for a portion of the directors’ fees otherwise payable to directors of Ceres.  The fair market value of the DSUs on the date such units are calculated and issued represents the volume-weighted average trading price of Ceres’ common shares for the five trading days immediately preceding the date of issuance of the DSUs.  Each DSU entitles the director to receive payment after the end of the director’s term in the form of common shares of the Corporation.  Under the DSU Plan, the aggregate number of common shares issuable by Ceres is limited to 450,000 common shares.  Certain insider restrictions and annual dollar limits per eligible director exist.  Dividends, if any, otherwise payable on the common shares represented by the DSUs are converted into additional DSUs based on the fair market value as of the date on which any such dividends would be paid.  The DSU Plan also provides for the Board to award additional DSUs (referred to in the plan agreement as “Matching DSUs”) to an eligible director who has elected to receive DSUs pertaining to his/her “Annual Cash Remuneration” amount (as defined by the DSU Plan).  The Corporation intends to settle all DSUs with shares through the issuance of treasury shares.  As at March 31, 2014, the number of DSUs issued and outstanding was 8,912.73 units having a weighted fair value of $7.01, for a total recognized value of $0.06 million.

Summary of contractual maturities of financial liabilities

The following are the consolidated contractual maturities of all financial liabilities, including interest payments, as at March 31, 2014:

(in millions of dollars)	Carrying amount	Contractual cash flows	1 year	2 years	3 to 5 years	More than 5 years

Bank indebtedness	$71.7	$71.9	$71.9	$-	$-	$-
Repurchase obligations	$15.9	$15.9	$15.9	-	-	-
Accounts payable and accrued liabilities	$7.6	$7.6	$7.6	-	-	-
Derivatives	$1.8	$1.8	$1.8	-	-	-
Provision for future payments to Front Street Capital	$1.0	$1.0	$1.0	-	-	-
	$98.0	$98.1	$98.1	$-	$-	$-

Future expected operational cash flows and sufficient current assets are available to fund the settlement of these obligations in the normal course of business.  In addition, the following factors allow for the substantial mitigation of liquidity risk: (i) prompt settlement of amounts due from brokers; (ii) active management of trade accounts receivable; and (iii) the lack of concentration risk related thereto.  The Corporation’s cash flow management activities and the continued likelihood of its operations further minimize liquidity risk.

Market Outlook

Ceres is focused on expanding its commodity logistics assets and improving the effectiveness of its grain handling and storage assets.

Commodity Logistics

As at March 31, 2014, Ceres had invested approximately $14.8 million for the Canadian portion of NCLC. Management believes an additional investment of approximately $112 million over the next 3 – 5 years, is required for NCLC to reach full capacity including a 2.2 million bushel grain elevator, 72,000 barrels per day of oil capacity and 29,000 gallon per day in natural gas liquids capacity. Within this budget, approximately $35-40 million is required to complete the first phase of the project which would enable the movement of grain, oil and natural gas liquids. The Board has authorized an additional $15.5 million to be spent during the 2014 construction season with additional funds to be considered pending the outcome of the review of financing alternatives by the subcommittee of the Board. Proceeds from the Riverland Ag asset sales, including the completed sale of Manitowoc facility in Wisconsin, will be used to fund a portion of NCLC.   A special committee comprised of five directors was formed on May 9, 2014 to explore the financing alternatives to fund the development of NCLC.

Based on the success of its financing strategies, Ceres anticipates the first phase of NCLC construction could be completed in the fall of 2014 and early 2015, enabling the transportation of grain, oil and natural gas liquids.

Management expects that the SSR will continue to benefit from increased grain shipments, as the 2013 harvest has been strong across Western Canada.  In addition, if the WTI/Brent Crude differentials continue to widen as they have recently, crude oil shipments from Stoughton could continue to rise.  SSR management is working with key customers to make investments to increase the efficiency of the line, and move larger volumes going forward.  Given the strength of operations and the strong cash position generated by the SSR, management believes the SSR is in a strong position to continue to return cash to shareholders.

Grain Handling and Storage

The record harvest in North America during 2013, coupled with the deregulation of the Canadian wheat market as a result of the removal of the Canadian Wheat Board’s marketing monopoly, has, in management’s opinion, created a favourable environment for the assets of Riverland Ag.

While management remains encouraged by the improved operational performance of Riverland Ag this quarter, it will likely take a number of quarters before the full impact of the 2013 harvest is reflected in Riverland Ag’s financial results.  Current rail logistics delays in Western Canada are holding back the movement of crops and management does not expect this to be resolved until at least the spring of 2014. This delay in the movement of the current year’s harvest is reducing the profit potential of Riverland Ag and other grain storage and handling companies without access to origination assets.

Management believes that the deregulation of the Canadian wheat market presents an opportunity for Riverland Ag to significantly expand its wheat merchandising presence. This is driven by an ability to source a much larger spring wheat market, both in terms of quantity and variability in quality, than existed in the past. In consideration of the combination of the removal of the Canadian Wheat Board monopoly and accepting Canadian wheat for delivery against its contracts, Riverland Ag can now originate and hedge Canadian spring wheat in a market that is approximately 1.5 times larger than it was before the departure of the Canadian Wheat Board. Management believes that the significant increase in the size of the spring wheat tributary to the Minneapolis Grain Exchange (“MGEX”) wheat futures contract should add to its size and flexibility and, going forward, should make it a more vibrant arena for hedging. In conjunction with the increase in the geographic footprint of Minneapolis spring wheat, a wider variety of quality is expected to now be available, which should benefit companies with commercial storage, including Riverland Ag.

Use of derivatives

As described above concerning commodity risk, Riverland Ag generally uses exchange-traded futures and options contracts in managing such risk, and to enhance margins whenever possible. Changes to the market price of inventories of merchandisable agricultural commodities, forward cash purchase and sales contracts, and exchange-traded futures contracts are recognized in the Statement of Comprehensive Income (Loss) as a component of cost of sales.  Unrealized gains and losses on these derivative contracts are recognized on the balance sheet and included in due from broker at March 31, 2014 for $4.6 million (2013 - $11.9 million) and as derivative assets or derivative liabilities, as applicable, in unrealized net gains (losses) on open cash contracts.  As at March 31, 2014, unrealized gains were $3.0 million (2013 - $2.3 million) and unrealized losses were $1.8 million (2013 - $1.6 million).

Ceres may use certain derivative instruments to manage its exposure to fluctuations in foreign currency exchange rates on the portfolio investments.  For the year ended March 31, 2014, the realized loss on foreign currency hedging transactions was $0.5 million (2013 - $0.3 million).  For the quarter ended March 31, 2014, the realized gain on foreign currency hedging transactions was $Nil (2013 - loss of $0.6 million).  As at March 31, 2014, there was no unrealized gain or loss on forward foreign currency contracts as no such contracts were outstanding as at that date (2013 -  unrealized gain of $0.01 million).

OUTSTANDING SHARE DATA

As at March 31, 2014 and the date of this MD&A the issued and outstanding equity securities of the Corporation consisted of 14,208,679 common shares.

RELATED PARTY TRANSACTIONS

Front Street Capital 2004 and certain affiliates (collectively referred to as “Front Street Capital”) were related parties to Ceres by virtue of a management agreement, pursuant to which Front Street Capital provided certain services to Ceres (the “Management Agreement”).  The Management Agreement was terminated on November 30, 2013.

On August 23, 2013, Ceres announced it had entered into a management transition agreement (the “Transition Agreement”) with Front Street Capital, which provided, among other things, for the early termination of the Management Agreement.  The Transition Agreement was approved by the shareholders at the annual and special meeting held on September 27, 2013.  Under the terms of the Transition Agreement:

•	The Management Agreement was terminated effective November 30, 2013;

•	Monthly management fee payments to Front Street Capital ceased at the end of September 2013;

•	On October 1, 2013, Ceres paid Front Street Capital $5.0 million plus HST of $0.65 million;

•
Front Street Capital will be paid an additional $1.0 million if the five-day volume-weighted average price of Ceres’ common shares on the TSX (the “5-day VWAP”) reaches $10.00 within five years, and a further $1.0 million if the 5-day VWAP reaches $11.00. These payments will become immediately payable if there occurs prior to the fifth anniversary of the date of the Transition Agreement either a change in control or a going private transaction (at a price in excess of $7.85 per share);

•
Ceres will deposit into an escrow fund 1/20th of any net sale proceeds (being gross sale proceeds in excess of net book value and direct transaction costs) from the sale of any of Ceres’ assets, to a maximum amount of $1.0 million and such escrow fund shall be paid to Front Street Capital if the 5-day VWAP does not reach $10.00 within five years;

•
Michael Detlefsen was appointed President and Chief Executive Officer, with a mandate to work with an expanded Board of Directors to facilitate a strategic review of Ceres, develop and implement the resulting strategic plan, and develop and implement a new, permanent management structure for Ceres, with the shared goal of a seamless transition and continuity in the business;

•	Until November 30, 2013, Front Street Capital continued to provide services and support to Ceres, with no additional management fee payable to Front Street Capital after September 30, 2013; and

•	Until March 31, 2014, Front Street Capital continued to provide the services of Jason Gould as Interim Chief Financial Officer.

Management has determined that, as at March 31, 2014, the fair value of the additional payments provided for under the Transition Agreement remained unchanged at $1.0 million.  The fair value of each of the additional payments was determined using the binomial options pricing model, with a remaining term to September 30, 2018, using volatility of 35% and a risk-free interest rate of 1.71%.  For the year ended March 31, 2014, included in general and administrative expenses was the payment of the management transition amount on October 1, 2013 and a provision in the amount of $1.0 million for the additional payments.

Gary P. Selke is the President and Chief Executive Officer of Front Street Capital.  Thomas P. Muir and Michael Detlefsen are the controlling shareholders of Muir Detlefsen & Associates Limited, which was retained by Front Street Capital to provide services to Ceres prior to the termination of the Management Agreement.  Accordingly, these individuals have a material interest and therefore may benefit from payments made to Front Street Capital pursuant to the Transition Agreement.

As at March 31, 2014 and 2013, the current liability for management fees payable and other related provisions represents the following:

(in millions of dollars)	2014	2013
Management fees payable and related HST	$-	$0.3
Provision for future payments to Front Street Capital	1.0	-
	$1.0	$0.3

The basis of the recognition of the provision for the future additional payments is reported in the preceding paragraphs in this section.

(a) Management fees and incentive fees

For the three-month and twelve-month periods ended March 31, 2014 and 2013, management fees and other fees charged to operations and included with general and administrative expenses are as follows:

Management fees and related expenses	3 months		12 months
(in millions of dollars)	2014	2013	2014	2013

Management fees and related HST (Note 1)	$(0.2)	$0.7	$1.3	$3.1
Management transition payment (Note 2)	$(0.7)	$-	$5.0	$-
Provision for future additional payments to Front Street Capital (Note 3)	$(0.6)	$-	$1.0	$-

	$(1.4)	$0.7	$7.3	$3.1

The amounts reported as recoveries of management fees and related expenses for the quarter ended March 31, 2014 are explained as follows:

1.	The recovery of management fees of $0.2 million represents primarily a claim of the GST/HST applicable thereto as Input Tax Credits for the period from April 1, 2013 to September 30, 2013.

2.
The recovery of $0.7 million for the management transition payment represents the GST/HST applicable thereto, which were also claimed as Input Tax Credits for the period from April 1, 2013 to September 30, 2013 to be recovered.

3.	The reduction of $0.6 million in the provision for future additional payments to Front Street Capital consists of two components:

i.
A reduction of $0.4 million in the estimated fair value of the provision from the original provisional amount of $1.4 million as at September 30, 2013 and December 31, 2013 to the estimated fair value as at March 31, 2014 of $1.0 million; and

ii.
The reversal on March 31, 2014 of the provision for GST/HST of $0.2 million related to the provision of $1.4 million initially recognized as at September 30, 2013, once management determined in Q4 2014 that it was not appropriate in the current circumstances to continue to record a provision for GST/HST on the provisional future payments.

(b) Due to Front Street Capital

As at March 31, 2014, the Corporation had a liability to Front Street Capital in the amount of $Nil million (2013 - $0.3 million).

SIGNIFICANT ACCOUNTING POLICIES

The preparation of Ceres’ annual consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results may vary from current estimates.  Management reviews these estimates periodically and, as adjustments become necessary, they are reported in the Statement of Comprehensive Income (Loss) in the period in which they become known.

The following significant accounting policies involve the use of estimates.

Financial instruments

Trade accounts receivable are classified as loans and receivables.  All other financial assets are held for trading and classified at fair value through profit or loss.  Current liabilities and long-term debt are classified as other liabilities, except Derivative liabilities.  Such derivative liabilities include unrealized losses on open cash contracts, which are held-for-trading and classified at fair value through profit or loss, and the Provision for future additional payments to Front Street Capital, which have been classified at fair value through profit or loss.  The carrying value of financial assets classified as current assets and the carrying fair value of financial liabilities classified as current liabilities approximate the fair value thereof given their short-term maturities.

Valuation of investments

Portfolio investments are held for trading, and are measured and reported at fair value.  Securities and ownership interests over which the Corporation exercises significant influence or control are accounted for using the equity-accounting model or through consolidation, as appropriate.

As at a reporting date, the fair value of financial instruments traded in active markets (primarily equity securities of public companies and related derivative instruments, if any) is based on the bid price for investments held by the Corporation, and on the asking price for investments sold short, if any. The fair value of financial instruments not traded in an active market (including but not limited to securities in private companies, warrants and restricted securities) is determined using valuation techniques. Depending on various circumstances, the Corporation may use several methods and makes assumptions based on market conditions existing at each reporting date. Valuation techniques may include, without limitation, the use of comparable recent arm’s length transactions, discounted cash flow analysis, option-pricing models and other valuation techniques commonly used by market participants.

Derivative commodity contracts

To reduce price risk caused by market fluctuations, Riverland Ag generally follows a policy of using exchange-traded futures and options contracts to minimize its net position of merchandisable agricultural commodity inventories and forward cash purchase and sales contracts. Riverland Ag will also use exchange-traded futures and options contracts as components of merchandising strategies designed to enhance margins. The results of these strategies may be significantly influenced by factors such as the volatility of the relationship between the value of exchange-traded commodities futures contracts and the cash prices of the underlying commodities, and volatility of freight markets.  Derivative contracts have not been designated, and are not accounted for, as fair value hedges.  Management determines fair value based on exchange-quoted prices, and in the case of its forward purchase and sales contracts, estimated fair value is adjusted for differences in local markets.  Realized and unrealized gains and losses in the value of inventories of merchandisable agricultural commodities, forward cash purchase and sales contracts, and exchange-traded futures contracts are recognized in the statement of comprehensive income as a component of cost of sales. Unrealized gains and losses on these derivative contracts are recognized in earnings and classified on the balance sheet as due from broker, derivative assets or derivative liabilities, as applicable.

Recognition of Riverland Ag revenues

Riverland Ag follows a policy of recognizing sales revenue at the time of delivery of the product and when all of the following have occurred:  a sales agreement is in place, title and risk of loss have passed, pricing is fixed or determinable, and collection is reasonably assured. Grain storage, rental and other operating income are recorded as earned on an accrual basis. Freight costs and handling charges related to sales are presented gross in revenues and cost of sales. Other direct and indirect costs associated with inventory and storage, including payroll and benefits of elevator employees, depreciation of buildings, silos and elevators, utilities and other similar costs are classified with cost of sales.

Income and expenses are recorded on an accrual basis. Investment transactions are recognized on the trade date. Dividend revenues are recognized on the ex-dividend date. Interest and other revenues are recognized as earned. Realized gains and losses from the sale of investments are calculated using the average cost method. The change over a reporting period of the difference between the fair value and the cost of portfolio investments is recognized in finance income (loss) in the statement of comprehensive income (loss) as an unrealized increase (decrease) in fair value of investments.

Inventories

Inventories represent agricultural grain commodities owned by Riverland Ag, such as oats, spring wheat, barley, corn, and soybeans.  Inventories are stated primarily at fair value less costs to sell.  Certain other inventories are stated at the lower of cost or market, with cost determined using the average cost method.  Fair value is primarily determined from market prices quoted on public commodity exchanges, adjusted for expected freight costs to normal delivery points and a price premium or discount to cover local supply and demand factors as estimated by management.  Changes in the fair value less costs to sell inventories of agricultural grain commodities are charged to operations as and when they occur, and such changes are included as a component of cost of sales.

Assets held for sale

Assets are classified as held for sale when all of the following criteria are met:

•	Management commits to a plan to sell a property;
•	It is unlikely that the disposal plan will be significantly modified or discontinued;
•	The property is available for immediate sale in its present condition;
•	Actions required to complete the sale of the property have been initiated;
•	Sale of the property is highly probable and management expects the completed sale will occur within one year; and
•	The property is actively being marketed for sale at a price that is reasonable given its current market value.

Upon designation as an asset held for sale, the Corporation records the carrying value of each property held for sale at the lesser of its carrying value or its fair value less costs to sell, and depreciation is no longer recognized.

Property, plant, and equipment

Property, plant, and equipment are stated at their fair value as at the date of the acquisition, plus the cost of property, plant and equipment acquired thereafter, less accumulated depreciation and accumulated impairment losses, if any.

Cost includes expenditures that are directly attributable to the acquisition of the asset and to bringing the asset to a working condition for its intended use.

If parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains or losses related to the disposition of property, plant and equipment are recognized in the Statement of Comprehensive Income as other income.

Depreciation is determined over the depreciable amount, being the cost of the asset or other amount substituted for cost, less its residual value, if any. Depreciation is recognized in net income and is calculated using the straight-line method over the estimated useful lives of the respective classes of assets as follows:

Buildings, silos/elevators, and improvements	15 – 31 years
Machinery and equipment	7 – 15 years
Furniture, fixtures, office equipment, computer software and other property, plant and equipment	7 years

Depreciation methods, useful lives of the assets and their residual values are reviewed at fiscal year-end and adjusted if appropriate.

Riverland Ag reviews property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the expected fair value of such assets might not be sufficient to support the carrying amount of the assets.

Income taxes

Income tax expense comprises current and deferred taxes. Current tax and deferred tax are recognized in profit or loss, except to the extent that it relates to a business combination, or to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.  Deferred tax assets and liabilities are offset to the extent that they relate to income taxes levied on the same taxable entity by the same taxation authority.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable income will be available against which they can be utilized. A valuation allowance is established, if necessary, to reduce any deferred tax asset to an amount that is probable to be realized.

Share-based payments, Deferred Share Unit Plan

The Corporation has established the DSU Plan, which became effective on March 10, 2014 and is an equity-settled share-based payment plan.  Under the DSU Plan, a director who is not an employee of the Corporation or any affiliate and who is a non-executive Chair of the Board is an eligible director.  Any eligible director may elect to receive some or all the Annual Cash Remuneration amount (as defined in the DSU Plan) for that director in the form of DSUs.  DSUs are settled by the issuance of common shares on the Entitlement Date (as defined under the DSU Plan), which is a date after the end of a director’s term of service with the Board.

As at the dates on which DSUs are calculated under the DSU Plan, the Corporation recognizes as an expense the amount of directors’ fees for the portion of such fees represented by the fair value of the DSUs issued to the directors, and increases shareholders’ equity by an equal amount.  The Corporation revalues the DSUs as at the end of each reporting period, based on the volume-weighted-average trading price per common share of the Corporation on the Toronto Stock Exchange during the immediately preceding five (5) trading days.  Revaluation adjustments are recognized as an increase or decrease in the expense for Directors’ fees during the reporting period, with a corresponding increase or decrease in shareholders’ equity.

CHANGES IN ACCOUNTING POLICIES

As a result of new standards having been issued by the International Accounting Standards Board, commencing April 1, 2013, the Corporation adopted the following new accounting policies.

The Corporation adopted IFRS 10 Consolidated Financial Statements, as well as the consequential amendments to IAS 28 Investments in Associates and Joint Ventures.  IFRS 10 provides a single model to be applied in the control analysis for all investees, and defines control as when an investor has power over an investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.  The effect of the adoption of IFRS 10 on the Corporation’s consolidated financial position or results of operations is not material.

The Corporation adopted IFRS 12 Disclosures of Interests in Other Entities, which integrates all of the disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities into a single standard.  The required disclosures provide information to evaluate the nature of, and risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial statements.  The effect of the adoption of IFRS 12 resulted in additional disclosures in the Corporation’s annual consolidated financial statements, including: summarized financial information related to the associates, the amount of Ceres` share of the net income of the associates that Ceres recognized in its annual financial statements, and the amount of dividends, if any, received from the associates in the year, as reflected in Note 9 (Investments in Associates).

The Corporation adopted IFRS 13 Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance.  The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income.  The effect of the adoption of IFRS 13 is expected to result in certain additional disclosures in the Corporation’s annual consolidated financial statements as and where required.

Commencing April 1, 2013, the Corporation adopted the new disclosure requirements in IFRS 7 Financial Instruments: Disclosures.  The effective date for the amendments to IFRS 7 is for annual periods beginning on or after January 1, 2013.  These amendments are to be applied retrospectively.  The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial positions; or subject to master netting arrangements or similar arrangements.  The effect of the adoption of the new disclosure requirements in IFRS 7 is reflected in Note 6 (Due from (to) Brokers).

CONTINGENT LIABILITY

During the quarter ended March 31, 2014, Ceres terminated its arrangements and ongoing discussions with a potential development partner with respect to the development and construction of a grain facility at NCLC.  The termination of discussions with the potential partner may have implications for any amounts to be collected from the potential partner and amounts previously paid to Ceres by the potential partner in respect to its portion of NCLC site preparation costs under a cost-sharing agreement.  The recovery and/or reimbursement of such amounts, if any, will be subject to negotiations with the potential partner.  As at the date of preparation of these consolidated financial statements, management cannot predict with reasonable certainty the outcome of future negotiations, if any.

On June 12, 2014, the potential partner initiated an action against the Corporation for injunctive relief and unspecified damages relating to the development and construction of a grain facility at the Corporation’s NCLC.  At the preparation of this MD&A, the Corporation is reviewing the compliant and intends to vigorously defend against this action.

SUBSEQUENT EVENT

On May 23, 2014, the Corporation, through Riverland Ag, closed the sale of the Manitowoc grain storage facility. The gross proceeds from the sale were US$6.2 million. Pursuant to the purchase and sales agreement, Riverland Ag will lease back from the purchaser one million bushels of storage capacity at the Manitowoc grain facility for a three-year term.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

Ceres maintains appropriate information systems, procedures and controls to ensure that new information disclosed externally is complete, reliable and timely.  National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) requires the Chief Executive Officer and the Chief Financial Officer to certify that they are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and that they have, as at March 31, 2014, designed DC&P (or have caused such DC&P to be designed under their supervision) to provide reasonable assurance that material information relating to Ceres is made known to them by others, particularly during the period in which Ceres’ annual filings are being prepared, and that information required to be disclosed by Ceres in its annual filings, interim filings or other reports filed or submitted by Ceres under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

Internal control over financial reporting

NI 52-109 also requires the Chief Executive Officer and the Chief Financial Officer to certify that they are responsible for establishing and maintaining internal control over financial reporting (“ICFR”) and that they have, as at March 31, 2014,  designed ICFR (or have caused such ICFR to be designed under their supervision) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  The control framework used by the Chief Executive Officer and the Chief Financial Officer to design Ceres’ ICFR is the Risk Management and Governance:  Guidance on Control (COCO Framework) published by The Canadian Institute of Chartered Accountants.  During the period beginning on April 1, 2013 and ended on March 31, 2014, there have been no changes in Ceres’ ICFR that have materially affected, or are reasonably likely to materially affect, Ceres’ ICFR.

Dated this 16th day of June, 2014